

November 9, 2016

Mail Stop 4561

Michael A. Tew
Chief Executive Officer
CannaSys, Inc.
1350 17th Street, Suite 150
Denver, CO 80202

> **Re: CannaSys, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **File No. 333-209333**
> **Filed October 28, 2016**

Dear Mr. Tew:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior letter refer to our letter dated October 11, 2016.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Capitalization, page 15

1.   Please correct your additional paid in capital and total equity balance amounts presented in the "Before 20:1 Reverse Split" column.

Dilution, page 16

2.   Upon review of the spreadsheet you provided in response to prior comment 5, it appears you have not subtracted total liabilities from total assets in computing initial net tangible asset value of $39,815. Please correct and revise all affected amounts accordingly.

Business

Mile High Brands, Inc., page 25

3.   We note your response to prior comment 7 regarding the revenue split arrangements with
your joint venture with Mile High Brands, Inc., called Mile High Consulting and
Branding, Inc. Please incorporate your response noting that the revenue split will be
based on the respective ownership interest of the joint venture owners, unless the board
agrees on a different allocation, and that the default revenue split is currently 51% to
CannaSys and 49% to Mile High Brands, Inc.

        You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Craig Wilson,
Senior Assistant Chief Accountant, at (202) 551-3730 if you have questions regarding comments
on the financial statements and related matters. You may contact Edwin Kim, Staff Attorney, at
(202) 551-3297 or me at (202) 551-3462 with any other questions.

                                        Sincerely,

                                        Mark P. Shuman

                                        Mark P. Shuman
                                        Branch Chief - Legal
                                        Office of Information
                                        Technologies and Services

cc: Terrell W. Smith, Esq.
        Kruse Landa Maycock & Ricks, PLLC